Exhibit 99.1

Freightos Appoints Pablo Pinillos as Chief Executive Officer and Member of the Board of Directors

Chief Financial Officer Pinillos succeeds founder Zvi Schreiber to lead next stage of global scale-up

BARCELONA, Spain – March 12, 2026 – Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral digital pricing, booking and procurement platform for the international freight industry, today announced that its Board of Directors has appointed Mr. Pablo Pinillos as Chief Executive Officer and a member of the Board of Directors, effective March 16, 2026. Mr. Pinillos, who has served as the company’s Chief Financial Officer since March 2025 and as Interim CEO since January 2026, was selected following a search process that evaluated both internal and external candidates.

“The Board is confident Pablo is the right leader to guide Freightos through its next phase of growth,” said Udo Lange, Chairman of the Board. “Throughout his tenure as CFO and Interim CEO, Pablo has demonstrated a deep understanding of our business, as well as the strategic and operational discipline necessary to scale Freightos in a complex global market. His experience in high-growth technology environments and his proven leadership within Freightos gave the Board unanimous confidence in his ability to lead the company, shape its next phase of profitable growth, and continue advancing our vision for digitalizing global freight.”

“I am honored to be appointed CEO of Freightos and to join the Board of Directors,” said Pablo Pinillos. “Leading this talented team is a privilege, and I am fully committed to the monumental task of digitalizing international freight to improve global trade. My focus remains on disciplined execution, delivering on our shorter-term commitments, including reaching financial break even in Q4 of this year, while positioning us for long-term growth. As I shared in our last earnings call, in the near term we will focus on expanding our solutions business, leading our expansion into both ocean and procurement management, as well as deepening our engagement with customers, and converting that momentum into durable transaction growth across the platform. We have built a category-defining platform, and I look forward to building on this as we expand its role across global freight.”

With Pablo’s appointment, the company is initiating a search for a Chief Financial Officer.

Professional Biography of Pablo Pinillos

Pablo Pinillos brings more than 20 years of global leadership experience across finance, strategy, and operations to his role as CEO. Since joining Freightos as Chief Financial Officer in March 2025, he has served as a key architect of the company’s financial strategy and operational rigor, navigating the company through a significant transition year while maintaining strict fiscal discipline.

Prior to Freightos, Mr. Pinillos served as CFO of Coincover, a blockchain software company, and CFO at Bitrise, a DevOps software company, where he led organizational transformations during periods of rapid scale. His professional background is highlighted by a nearly 14-year tenure at Qlik, where he held several senior leadership roles, including VP of Strategic Growth and Business Transformation. At Qlik, his contributions were pivotal in supporting the company’s Initial Public Offering (IPO) and its subsequent acquisition by a private equity firm.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral digital pricing, booking and procurement platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors

Media Contact Tali Aronsky, PR Lead press@freightos.com

Investor Contact Anat Earon-Heilborn ir@freightos.com